Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Exxon Mobil Corporation (XOM)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Exxon Mobil Corporation (XOM)
Vote Yes: Item #13 – Shareholder Proposal on Single-Use Plastics

Annual Meeting: May 31, 2023

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the Board issue an audited report addressing whether and how a significant reduction in virgin plastic demand, as set forth in Breaking the Plastic Wave’s System Change Scenario (the Pew Scenario) to reduce ocean plastic pollution, would affect the Company’s financial position and assumptions underlying its financial statements. The report should be at reasonable cost and omit proprietary information.

Supporting Statement: Proponents recommend that, in the Board’s discretion, the report include:

•	Quantification (in tons and/or as a percentage of total) of the company’s polymer production for single-use plastic markets;

•	A summary or list of the company’s existing and planned investments that may be materially impacted by the Pew Scenario;

•	Plans or goals to shift Exxon's business model from virgin to recycled plastics and use of recycling technologies that are cost-effective, process and energy efficient, and environmentally sound.

SUMMARY

In this resolution, shareholders ask ExxonMobil to follow through on its stated ambition to combat plastic pollution by assessing how the global transition toward reduced demand for plastics, called for by corporate, government, and scientific leaders, will impact the Company’s business. This Proposal garnered a 37% vote in 2022.

2023 Proxy Memo ExxonMobil |Shareholder Proposal on Single Use Plastics

The current plastic lifecycle imposes costs on the environment, climate, and human health, totaling at least ten times the market price of plastics.1 The societal costs of plastic produced in 2019 alone were estimated at $3.7 trillion, more than the GDP of India, and those costs are rising quickly.2 Plastic pollution may be nearing a tipping point of irreversible effects, according to recent scientific analysis.3

At the heart of the plastic pollution problem are single-use plastics (“SUP”), which make up the largest component4 of the 11 million metric tons of plastics that flow into oceans annually.5 In 2021, the world generated 139 million metric tons of SUP waste, 6 million more tons than in 2019.6 ExxonMobil is the world’s largest producer of SUP resins and its production of virgin plastics is significantly expanding.7

There is widespread global agreement that the current rate of expansion of virgin plastic production is unsustainable, leading to calls for action to control plastics production and to improve circularity. Notable consumer brands and business coalitions, some of which are likely users of ExxonMobil’s resin products, are similarly starting to assess and reduce their use of virgin plastic and SUP.

The Pew Charitable Trusts’ widely respected Breaking the Plastic Wave report found that ocean plastic pollution can be reduced by 80% while still meeting projected global demand for plastics by 2040. 8,9 This is laid out in the study’s central pathway, the System Change Scenario (“the Pew Scenario”), which uses a peer-reviewed methodology to conclude that an 80% reduction in ocean plastic pollution can be achieved with lower GHG emissions and costs than business-as-usual growth. While the Pew Scenario leverages multiple solutions like recycling and product substitution, the most significant action is a one-third absolute demand reduction, mostly of virgin single-use plastics, through elimination, reuse, and circular business models.10,11 Given the growing global push for reduced plastic waste and the findings of this Pew Report and scenario, the Proposal asks the Company to assess the likely impact on its business of the projected reduced demand for plastics.

RATIONALE FOR A YES VOTE

1.	ExxonMobil is exposed to economic risks, including stranded assets, as the world transitions away from virgin and single-use plastics to combat plastic pollution.

2.	ExxonMobil is the world’s largest producer of single-use plastic resins and continues to expand its production of virgin plastics despite stated concerns about reducing plastic pollution, and the likelihood of significant virgin plastic demand reductions.

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1 https://wwf.panda.org/wwf_news/?3507866/These-costs-for-plastic-produced-in-2040-will-rise-to-US71-trillion-unless-
urgent-action-is-taken

2 https://scitechdaily.com/global-plastic-pollution-may-be-nearing-an-irreversible-tipping-point

3 https://scitechdaily.com/earths-safe-planetary-boundary-for-pollutants-including-plastics-exceeded

4 https://www.unep.org/news-and-stories/story/single-use-plastic-has-reached-worlds-deepest-ocean-trench

5 https://www.unep.org/interactives/beat-plastic-pollution/

6 https://www.minderoo.org/plastic-waste-makers-index/

7 https://www.minderoo.org/plastic-waste-makers-index/

8 The Ellen MacArthur Foundation, a leading force in moving business towards a circular economy and reduced plastic waste, cited Breaking the Plastic Wave as “one of the most analytically robust studies ever produced on ocean plastics.” Its first-of-its-
kind model and peer-reviewed methodology were co-developed with 17 global experts on plastic pollution, making it an appropriate blueprint for companies to use in evaluating transition pathways towards a circular plastics economy, including reduced demand for single-use plastics.

9 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 11

10 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

11 https://www.pewtrusts.org/en/research-and-analysis/articles/2020/07/23/science-study-shows-that-nearly-80-percent-of-
the-annual-plastic-flow-into-the-environment

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2023 Proxy Memo ExxonMobil |Shareholder Proposal on Single Use Plastics

3.	ExxonMobil’s recycled plastic production targets are inadequate, and the Company needs to provide shareholders with disclosure on the technologies it is using to produce recycled resin to ensure they are cost-effective, process efficient, energy efficient, and environmentally sound.

DISCUSSION

1.	Exxon is exposed to economic risks, including stranded assets, as the world transitions away from virgin and single-use plastics to combat plastic pollution.

There is growing global recognition that the current rate of expansion of virgin plastic production is unsustainable, recycling improvements alone are inadequate, and absolute demand reductions, particularly with respect to SUP and virgin plastic, are critical. These conclusions are reflected in recent reports by the United Nations Environment Program (“UNEP”), the Organization for Economic Co-operation and Development (“OECD”), and the US National Academies of Science, Engineering, and Medicine (“NAS”), and are built into the Pew Scenario of Breaking the Plastic Wave. According to UNEP, a drastic reduction in avoidable, unnecessary, and problematic plastic is crucial to addressing the global pollution crisis.12 The OECD has called for restraints on demand,13 and NAS has suggested a national cap on virgin plastic production.14

Commitments in line with these recommendations have the potential to significantly impact demand for the Company’s products. Governments around the world are beginning to enact stringent bans on SUP and otherwise curtail the use of plastic packaging.15,16 Last year, the UN Environment Assembly approved a process for creating the first legally binding global plastics treaty by 2024.17 In the United States, state governments are also beginning to require reductions in the use of virgin and SUP.18 For example, in 2022, California passed the first U.S. law mandating specific cuts in the use of plastic packaging: 25% over ten years.19

Moreover, notable consumer brands, some of whom are likely users of ExxonMobil’s resin products, are also calling for reduced production of certain kinds of plastics. The Business Coalition for a Global Plastics Treaty has stated that the top priority of a global plastics treaty should be “reduction of plastic production and use . . . focusing on virgin fossil fuel-based plastic.”20 Members of the coalition include many of the world’s largest users of SUP, including Coca-Cola, Nestle, Mars, PepsiCo, Unilever, Walmart, and petrochemical company Borealis.21 This coalition also includes investors with $5.5 trillion in assets under management (“AUM”) including ASN Bank, BNP Paribas Asset Management, Fidelity International, and Robeco.22 The actions of this coalition alone provide sufficient impetus for the Company to assess its dependence on virgin and single-use plastics. Taken together, these governmental and corporate actions could have significant implications for ExxonMobil as the world’s largest producer of SUP resins.

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12 https://www.unep.org/news-and-stories/press-release/comprehensive-assessment-marine-litter-and-plastic-pollution

13 https://www.oecd.org/newsroom/plastic-pollution-is-growing-relentlessly-as-waste-management-and-recycling-fall-short.htm

14 https://www.washingtonpost.com/climate-environment/2021/12/01/plastic-waste-ocean-us/

15 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/

16 https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear

17 https://www.nytimes.com/2022/03/02/climate/global-plastics-recycling-treaty.html

18 https://www.ncsl.org/environment-and-natural-resources/state-plastic-bag-legislation

19 https://www.gov.ca.gov/2022/06/30/governor-newsom-signs-legislation-cutting-harmful-plastic-pollution-to-protect-
communities-oceans-and-animals/

20 https://www.plasticsnews.com/public-policy/plastics-treaty-talks-open-push-restrain-virgin-resins

21 https://www.businessforplasticstreaty.org/endorsers

22 https://www.businessforplasticstreaty.org/endorsers

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2023 Proxy Memo ExxonMobil |Shareholder Proposal on Single Use Plastics

Other large companies with significant plastics-related business, such as BP, have assessed the potential impacts of plastic regulations to their business model. In its 2019 Energy Outlook, BP found that a global ban on single-use plastics by 2040 would reduce oil demand growth by 60%.23 In the Pew Scenario, virgin plastic demand would peak by 2027 – leaving an estimated $400 billion of global investment in virgin plastic production potentially stranded.24

A recent study funded by the plastics industry states that “it is technically feasible and environmentally beneficial to reduce 38% (7.2 million tons) of projected plastic packaging demand by 2050 through elimination actions and development of reuse models without compromising on functionality.”25 This study highlights the feasibility of the plastics industry adjusting to changing demand.

In response to these structural changes, shareholders are increasingly expecting major polymer producers like ExxonMobil to begin positioning their businesses for a world in which SUP demand is declining. Investors therefore seek enhanced disclosure from ExxonMobil on the potential risks and impacts to the Company’s petrochemical investments, including consideration of the impact on the Company of a widely respected reduced demand scenario such as the Pew Scenario.

2.	Exxon is the world’s largest producer of single-use plastic resins and continues to expand its production of virgin plastics despite its stated concerns about reducing plastic pollution, and the likelihood of significant virgin plastic demand reductions.

The Minderoo Foundation’s groundbreaking Plastic Waste Makers Index was the first study to estimate which companies produce polymers that end up as single-use plastics; it found that just 20 polymer producers are responsible for more than half of the world’s SUP production, with Exxon being the world’s largest producer.26 The study showed that more than half of Exxon’s primary plastic polymer production was destined for single-use applications in 2019.27 Furthermore, the Company’s virgin polymer production is estimated to increase by another 35 percent by 2025 – an expansion that is roughly eight times greater than the Company’s 2026 recycled polymer target.28

The Company continues to increase plastic production as demonstrated by a recent investment of $2 billion to upgrade its Baytown, Texas chemical complex to expand production by more than 700,000 tons for polymer and olefins that are building blocks for polyethylene plastic used for packaging and other applications.29 It also invested in construction of a steam cracker in Guangdong Province, China, with a capacity of 1.6 billion metric tons of output including polyethylene and polypropylene for packaging and other applications.30 These projects suggest the Company’s efforts to combat plastic pollution through circular plastic production will be dwarfed by continued expansion of virgin plastic production.

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23 https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/energy-economics/energy-outlook/bp-
energy-outlook-2019.pdf#page=18

24 https://carbontracker.org/reports/the-futures-not-in-plastics/

25 https://plasticseurope.org/reshaping-plastics/

26 https://www.nytimes.com/2021/05/18/climate/single-use-plastic.html?action=click&module=RelatedLinks&pgtype=Article

27 https://cdn.minderoo.org/content/uploads/2021/05/27094234/20211105-Plastic-Waste-Makers-Index.pdf

28 https://www.minderoo.org/plastic-waste-makers-index/

29 https://corporate.exxonmobil.com/news/news-releases/2019/0502_exxonmobil-announces-2-billion-baytown-chemical-
expansion-project

30 https://corporate.exxonmobil.com/news/news-releases/2021/1108_exxonmobil-to-invest-in-petrochemical-complex-in-china

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2023 Proxy Memo ExxonMobil |Shareholder Proposal on Single Use Plastics

By providing the requested reporting, the Company can also provide its perspective on the Plastic Waste Makers Index report and whether it agrees with its characterization of the company as the world’s largest producer of SUP resins. Shareholders should not have to rely solely on third-party analyses to assess the Company's exposure and contribution to the SUP supply chain. The Company should provide this information to stakeholders to help ensure accuracy and transparency.

3.	ExxonMobil’s recycled plastic production targets are inadequate, and the Company needs to provide shareholders with disclosure on the technologies it is using to produce recycled resin to ensure they are cost-effective, process efficient, energy efficient, and environmentally sound.

The Company lags industry peers on its commitment to recycled plastic production. Most troubling, ExxonMobil is expanding its virgin plastic production capacity much faster than its production of circular plastics. The Company has set an advanced recycling capacity target of 500,000 metric tons by 2026, but this goal is dwarfed by the nearly 4 million metric tons of additional virgin plastic capacity it is estimated to add through 2025 from projects like a 1.8 million ton per year capacity ethane stream cracker that opened last year on the Gulf Coast.31 In total, the Company’s current recycling commitments are estimated to only account for at most 5 percent of its plastic production volumes by 2026.32

ExxonMobil’s commitment lags compared to competitors and lacks the necessary ambition required to transition swiftly to a circular economy centered on production of recycled plastics. The Plastic Waste Makers Index suggests companies should set a minimum 20% target by 2030 for recycled feedstock in polymer production.33 Competitors Alpek, Dow, Far Eastern New Century, Indorama Ventures, and Lotte Chemical have all made commitments of 20% recycled feedstock by 2030.34

Further, the Company’s recycled plastic production commitment is worded in a misleading manner. It commits to a capacity target of 500,000 metric tons of recycled plastics by 2026 – referring to the production capacity of the facilities to be utilized, not the actual weight or volume of recycled product to be produced.35 By comparison, competitor CP Chem (owned by Chevron and Phillips 66) worded its commitment in a more straightforward manner, stating “We are targeting an annual production volume of 1 billion lbs. of Marlex® Anew™ Circular Polyethylene by 2030.”36

ExxonMobil also lacks disclosure on the safety, efficacy, and transparency of the recycling technologies it says it will use to produce recycled resins. Advanced recycling (also known as chemical recycling) can have a range of impacts that must be addressed before investors can be assured the processes can meet global demand for recycled resins, including that the proposed processing technologies are cost-effective, process and energy efficient, and environmentally sound.

_____________________________

31 https://corporate.exxonmobil.com/news/news-releases/2022/0120_exxonmobil-and-sabic-start-operations-at-gulf-coast-
manufacturing-facility

32 Based on internal calculations

33 https://www.minderoo.org/plastic-waste-makers-index/

34 https://www.minderoo.org/plastic-waste-makers-index/

35 https://corporate.exxonmobil.com/news/news-releases/2021/1011_exxonmobil-to-build-its-first-large-scale-plastic-waste-
advanced-recycling-facility

36 https://www.cpchem.com/AdvancedRecycling

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2023 Proxy Memo ExxonMobil |Shareholder Proposal on Single Use Plastics

Traditionally, plastics recycling has been achieved through mechanical recycling, such as reuse of PET plastic soda bottles, which are crushed and melted. Plastic, however, cannot be endlessly recycled mechanically without reducing properties and quality, and not all plastic types can be mechanically recycled. These limitations have led to the promotion of a variety of technologies referred to as chemical recycling, which theoretically make it possible to recycle many more kinds of plastic.

ExxonMobil has touted its Baytown, Texas complex as one of the largest chemical recycling facilities in North America. The facility uses a pyrolysis-based recycling process. There are numerous concerns about pyrolysis, including high energy use and low processing efficiency.37 To the extent the Company relies on such chemical recycling processes to address global concerns about plastic pollution, it should disclose the outputs, waste emissions, and processing efficiency of chemical recycling processes and ensure procedures are in place to protect nearby residents from harmful plant emissions.

RESPONSE TO EXXON’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The company statement in opposition claims that “creating another report with a focus on a single remote scenario does not provide decision-useful information to our shareholders.” As noted above, the Pew Scenario is not “remote.” Rather, it realistically captures a growing global trend toward reduced demand for plastics, particularly for SUP. UNEP and the OECD have stated a drastic reduction in avoidable, unnecessary, and problematic plastic is crucial to addressing the global pollution crisis, and businesses, investors, and governments have begun to take concrete actions to reduce SUP usage. The Pew Scenario was developed with scientific rigor by a panel of 17 global experts on plastic pollution, with assistance from 100 additional experts. Assumptions and methodologies were extensively peer-reviewed and published in the journal Science in July 2020. The results were endorsed by major brands, including PepsiCo and Unilever.

The statement further says: “The proponent has wrongly concluded that developing solutions to the plastic waste challenge requires the elimination or reduced use of plastics, thereby using a flawed scenario to support a flawed conclusion.” To the contrary, the Proponent is asking for a response to a peer-reviewed study finding that the global plastic pollution crisis requires absolute demand reductions. As detailed above, this is a conclusion reached by experts within prominent global organizations such as UNEP, OECD, and NAS. The conclusion is also shared by consumers of the Company’s plastics, including leading global businesses like Coca-Cola, Nestle, Unilever, and Walmart. Major international investors likewise agree. Finally, governments in the United States and around the world have already enacted laws to reduce plastic demand. The Company cannot shut its eyes to this reality and must adequately inform investors of the impacts of this transition on its financial position.

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37 https://pubs.acs.org/doi/10.1021/acssuschemeng.2c05497

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2023 Proxy Memo ExxonMobil |Shareholder Proposal on Single Use Plastics

CONCLUSION

We recommend a “Yes” vote on this Shareholder Proposal asking the Company to report on how a significant reduction in virgin plastic demand, as set forth in Breaking the Plastic Wave’s System Change Scenario, would affect the Company’s financial position. As the world’s largest producer of single use plastic resins, ExxonMobil fails to provide shareholders with sufficient analysis of the growing risk of reduced plastics demand that clashes with its expanding production of virgin single-use plastics, or sufficient disclosure of why its recycled polymer technology is an appropriate alternative solution.

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For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

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